Exhibit 10.1
Portions of this exhibit were omitted and filed separately with the Secretary of the Commission pursuant to an application for confidential treatment filed with the Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934. Such portions are marked by a series of asterisks.

SUPPLY AGREEMENT
between
PLANTEX USA INC.
2 University Plaza, Suite 305, Hackensack, NJ 07601
(“Plantex”)
and
VALERA PHARMACEUTICALS, INC.
7 Clarke Drive, Cranbury, New Jersey 08512
(“Valera”)
WHEREAS, Anthra Pharmaceuticals, Inc. (“Anthra”) and Genchem Pharma Ltd. are parties to that certain Supply Agreement dated as of September 11, 1997 pursuant to which, among other things, Anthra agreed to purchase N-Trifluoroacetyl-adriamycin-14 valarate, upon the terms and conditions set forth in such agreement;
WHEREAS, pursuant to that certain Asset Purchase Agreement dated September 29, 2005, Valera has acquired substantially all of the assets of Anthra associated with its Valrubicin business in the United States and Canada including rights of Anthra under the Anthra Agreement (as defined below);
WHEREAS, Plantex and Valera desire to provide for the manufacture, supply and purchase of the active pharmaceutical product Valrubicin, upon the terms and conditions set forth in this Agreement;
NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements set forth in this Agreement, and other good and valuable consideration the adequacy and sufficiency of which is acknowledged, the Parties, intending to be legally bound, agree as follows:
1. INTERPRETATION AND CERTAIN DEFINITIONS
1.1	The preamble to this Agreement forms an integral part hereof.

1.2	Section headings in this Agreement are intended solely for convenience of reference and shall be given no effect in the interpretation of this Agreement.

1.3	All annexes to this Agreement, signed by both Parties, whether attached at the time of signature hereof or at any time thereafter, shall be construed as an integral part of this Agreement.

1.4	For purposes of this Agreement, the following words and phrases shall bear the respective meanings assigned to them below (and cognate expressions shall bear corresponding meanings):
1.4.1	“Action” – shall mean any suit, action, investigation (governmental or otherwise), claim or proceeding initiated or filed against a Party which results in or could result in a Loss or Losses for which indemnification is required by an Indemnifying Party pursuant to Section 10 herein.

1.4.2	“Affiliate” – shall mean, with respect to any Party, any Person that is controlled by, controls, or is under common control with, that Party. For this purpose, “control” of a corporation or other business entity shall mean direct or indirect beneficial ownership of more than fifty percent (50%) of the voting interest in, or more than fifty percent (50%) in the equity of, or the right to appoint more than fifty percent (50%) of the directors or management of, such corporation or other business entity.

1.4.3	“Agreement” – shall mean this Agreement, including Exhibits and Schedules hereto, as it is hereafter amended from time to time by the mutual agreement of the Parties.

1.4.4	“Anthra Agreement” – shall mean the supply agreement between Anthra Pharmaceuticals Inc. and Genchem Pharma Ltd. dated September 11, 1997.

1.4.5	“API” – shall mean the active pharmaceutical ingredient N-Trifluroacetyl-adriamycin-14 valerate, otherwise known as Valrubicin.

1.4.6	“cGMP” – shall mean current good manufacturing practices in accordance with the rules and regulations promulgated by the FDA from to time to time.

1.4.7	“DMF” – shall mean the applicable drug master file covering the analysis and Manufacture of the API filed with the FDA.

1.4.8	“Effective Date” – shall mean the date this Agreement is signed by the latter of the Parties to actually sign this Agreement.

1.4.9	“FDA” – shall mean the United States Food and Drug Administration and all agencies under its direct control or any successor organization.

1.4.10	“Finished Product(s)” – shall mean the finished dosage form of Valrubicin sterile solution, manufactured with the API.

1.4.11	“Indemnified Party” – shall mean the Party to this Agreement entitled to be indemnified by the Indemnifying Party against a Loss or Losses pursuant to Section 10 below.

1.4.12	“Indemnifying Party” – shall mean the Party obligated to indemnify the Indemnified Party against a Loss or Losses pursuant to Section 10 below.

1.4.13	“Launch” - shall mean with regard to Finished Product(s), the first commercial sale of Finished Product(s) by or on behalf of Valera to an independent third party in the Territory and “Launch Date” means the date of that sale.

1.4.14	“Loss” – shall mean any and all liabilities, losses, costs, damages and expenses, including, without limitation, reasonable attorneys’ fees and expenses.

1.4.15	“Manufacture” and “Manufacturing” – shall mean, along with other forms of the word, the formulation, manufacturing, testing, handling, packaging, storage, labeling, shipping and/or disposal of the API or any Finished Products, as the case may be, and the raw materials and components used in connection with the preparation thereof.

1.4.16	“Party” or “Parties” – shall mean and include Plantex and Valera, or each of them individually, as opposed to a “third party,” which is not a party to this Agreement.

1.4.17	“Person” – shall mean any individual, partnership, association, corporation, trust or legal person or entity.

1.4.18	“Regulatory Approval” – shall mean a required consent or approval of the FDA or any other governmental authority having authority over the Manufacture, use, import, export, clinical testing, transport, marketing, sale or distribution of the Finished Product in all or any portion of the Territory.

1.4.19	“Regulatory Authorities” – shall mean any and all bodies and organizations, including, without limitation, the FDA, which regulate the Manufacture, use, import, export, clinical testing, transport, marketing, sale or distribution of API and/or the Finished Products.

1.4.20	“Specifications” – shall mean the specifications for the API contained in Schedule I attached hereto.

1.4.21	“Term” – shall mean as defined in Section 11.1.

1.4.22	“Territory” – shall mean the United States of America, and each of its territories, districts and possessions and the commonwealth of Puerto Rico and Canada.
2. DEVELOPMENT EFFORT; PURCHASE COMMITMENT
2.1	Subject to the terms and conditions of this Agreement and for so long as Plantex is not in breach of any obligation under this Agreement (after giving effect to applicable cure periods herein), Valera covenants and agrees that neither Valera nor any of its Affiliates or any of their respective permitted licensees or contract manufacturers will, directly or indirectly, source API from any supplier other than Plantex in connection with the development, Manufacture or sale of Finished Product in the Territory and securing Regulatory Approval for the Finished Product in the Territory. Valera agrees to use its commercially reasonable efforts to obtain or to have obtained Regulatory Approval in the Territory to Manufacture Finished Product.

2.2	Subject to the terms and conditions of this Agreement and for so long as Plantex is not in breach of any obligation under this Agreement (after giving effect to applicable cure periods herein), throughout the Term of this Agreement, Valera covenants and agrees that all of the requirements of Valera and its Affiliates and their respective permitted licensees and contract manufacturers for API for commercial sale of Finished Product in the Territory shall be purchased from Plantex hereunder, but in any case, beginning in the calendar year following the year in which Valera receives Regulatory Approval for the Finished Product in the United States, such requirements for API shall be no less than ****** of API per ****** (the “Purchase Requirements”).

2.3	Subject to the terms and conditions of this Agreement and for so long as Valera is not in breach of any obligation under this Agreement (after giving effect to applicable cure periods herein), throughout the Term of this Agreement, Plantex covenants and agrees that it will not supply API for use in any pharmaceutical product in the Territory for use in the treatment of any disease of the urinary tract to any Person other than Valera, its Affiliates and their respective permitted licensees and contract manufacturers, if any; it being understood that Plantex shall be entitled to supply API for use in pharmaceutical products in the Territory to third parties other than Valera, its Affiliates and their respective permitted licensees and contract manufacturers, if any, provided that the purpose or approved use of such pharmaceutical product does not include the treatment of any disease of the urinary tract.
3. SUPPLY; PAYMENT; QUALITY CONTROL
3.1	Developmental Quantities. Subject to the terms contained herein, Valera may order quantities of the API by issuing binding purchase orders (each, a “Firm Purchase Order”) to Plantex with projected delivery dates (which shall not be less than ninety (90) days after date of provision of the purchase order) from time to time during the development process period commencing with the date hereof.

3.2	Commercial Quantities. Starting nine (9) months prior to Launch and thereafter by the 15th day of the first month of each quarter during the Term, Valera shall provide Plantex with a good faith, non-binding twelve (12) month rolling forecast of its API requirements by quarter. Valera may order quantities of the API by issuing Firm Purchase Orders to Plantex.

Plantex shall accept or reject each Firm Purchase Order within ten (10) days after its receipt thereof and supply the quantities set forth on each Firm Purchase Order it accepts; provided that Plantex may not and shall not reject any Firm Purchase Order if (a) the quantity set forth thereon is at least eighty percent (80%) and no greater than one hundred and twenty percent (120%) of the most recent forecast supplied by Valera to Plantex prior to delivery of Firm Purchase Order for the given delivery periods, (b) the delivery date is at least ninety (90) days from the date of provision of the Firm Purchase Order to Plantex and (c) the Firm Purchase Order otherwise complies with the terms and conditions of this Agreement; provided further, however, that if Plantex chooses to accept a Firm Purchase Order for quantities in excess of one hundred and twenty percent (120%) of the most recent forecast supplied by Valera for the given delivery period, Plantex shall only be required to use reasonable efforts to fill the quantities exceeding one hundred and twenty percent (120%) of such forecast.

3.3	Safety Stock. Notwithstanding anything to the contrary contained herein, beginning on the first day of the calendar year in which the Purchase Requirements become effective and for so long as the Purchase Requirements remain effective, (i) each purchase order delivered by Valera hereunder shall provide for quantities of API in increments of ****** and (ii) ****** of API that meets the requirements of this Agreement (it being understood that Plantex shall use commercially reasonable efforts to build up such inventory within six (6) months of the Effective Date). The shelf life of such inventory shall never be less than ******. When Valera orders API, Plantex may supply the API from this inventory or from newly manufactured API in Plantex’s sole discretion. Valera may inspect the inventory required to be held by Plantex pursuant to this Section 3.3 on three (3) business days prior written notice, and Plantex shall reasonably cooperate with such inspection including giving Valera reasonable access to the facilities at which such inventory is stored.

3.4	If any term or condition contained in any purchase order is inconsistent with this Agreement, then the terms and conditions provided in this Agreement will control. No additional term or condition set forth in any purchase order will be binding upon Plantex unless agreed to in writing by Plantex.

3.5	(a) The purchase price for API shall be ****** US dollars ****** (US$******).

(b) Notwithstanding anything to the contrary contained herein, beginning with the first day of the calendar year in which the Purchase Requirements become effective and for so long as the Purchase Requirements remain effective, Valera shall pay Plantex a minimum annual purchase price per calendar year of one million US dollars (US$1,000,000) against delivery of ****** of API; provided, however, that in the event Valera has failed to provide Plantex prior to December 1 of any calendar year for which the Purchase Requirements are in effect for such calendar year with Firm Purchase Orders with respect to such calendar year or has provided Plantex with Firm Purchase Orders with respect to such calendar year for a quantity of API that is less than the Purchase Requirements with respect to such calendar year, then Valera shall be deemed to have submitted a Firm Purchase Order for the balance of the Purchase Requirements on December 1 of such calendar year and Plantex shall ship to Valera the balance of such Purchase Requirements no later than December 15 of such calendar year.

3.6	Plantex will issue invoices upon shipment of API dated the date of the shipment (or deemed shipped as per Section 3.5 hereof). Invoices will be due and payable by Valera as follows: ******. Amounts not paid when due shall accrue interest calculated at the rate of ten percent (10%) per annum (but in no event greater than the maximum rate permitted by law) calculated on a daily basis.

3.7	During any period during this Agreement in which Plantex, for any reason, including, without limitation, force majeure as defined in Section 12 hereof, fails to supply the requisite quantities of API within sixty (60) days after the date of delivery specified by Valera in any Firm Purchase Order or any other purchase order accepted and confirmed in writing by Plantex, then Valera, as its sole remedy, may (i) ****** against payment of the applicable purchase price in accordance with the terms herein or (ii) cover such quantities under such purchase order through an alternate supplier. Any such cover purchases shall be credited against the Purchase Requirements set forth in Section 2.2. In the event Plantex regains its ability to resume supplying hereunder, Valera’s right to cover shall terminate immediately upon the delivery by Plantex to Valera of written notice thereof except in respect of orders already placed by Valera from the alternate supplier.

3.8	Valera and its Affiliates shall use the API only for the Manufacture of Finished Products for sale in the Territory. Valera and its Affiliates may not resell or otherwise transfer all or any portion of API not used in the Manufacture of Finished Products for sale in the Territory to any other Person, either directly or indirectly, including through contract manufacturers or other third parties, except as permitted under Section 14.2 hereof.

3.9	Plantex or its Affiliate shall maintain with the FDA a valid DMF for the API that is in material compliance with applicable FDA requirements; it being understood that Plantex is currently in the process of submitting revised information for a valid DMF. Provided that all representations and warranties of Valera shall remain true and all covenants and undertakings of Valera are being fully complied with, Valera shall have the right to reference the DMF in its drug applications for any Finished Product. All API will be manufactured in accordance with cGMP and conform to the Specifications.

3.10	Plantex shall obtain and maintain, or shall cause to be obtained and maintained, all Regulatory Approvals necessary for the Manufacturing activities undertaken by Plantex in connection with this Agreement. Plantex shall bear all costs related to obtaining and maintaining all such Regulatory Approvals.

3.11	Each Party shall comply with all applicable treaties, laws, rules, regulations and Regulatory Approvals in connection with the performance of its obligations under this Agreement.

3.12	Subject to the terms of this Section 3.12, Plantex shall supply Valera only with API that was Manufactured at facilities that have passed Valera’s qualification audit in accordance with the qualifications set forth on Exhibit A hereto. During the Term, Valera shall be entitled to perform an initial qualification audit at each facility at which Plantex proposes to have the API Manufactured, which audit may be conducted at any time on reasonable prior notice to Plantex after receipt of Plantex’s notice to Valera of the proposed facility; provided, however, that such qualification audit shall be based exclusively on the qualifications set forth on Exhibit A hereto. Notwithstanding the foregoing, in the event that Plantex notifies Valera of a facility that will be involved in the Manufacture of the API and Valera does not conduct its qualification audit within thirty (30) days after Valera’s receipt of such notice, such facility may be used in the Manufacture of the API and such facilities need not pass the qualifications set forth on Exhibit A hereto unless and until Valera conducts its qualification audit and notifies Plantex that such facility has not passed the audit; provided such audit findings are consistent with the qualifications set forth on Exhibit A hereto. In addition to the initial qualification audit, Valera may perform upon no less than twenty (20) days prior notice to Plantex and during normal business hours annual quality audits of each facility involved in the Manufacture of the API. Valera acknowledges Plantex’s current intention to Manufacture API for developmental use at Plantex’s Affiliate’s facility in Rho, Italy and API for commercial use at Plantex’s Affiliate’s facility in Santhia, Italy.

3.13	After Valera’s initial qualification audit of the facility at Santhia, Italy, no change shall be made in any Manufacturing or quality assurance processes (including but not limited to any change that affects any written quality plans for production or written quality procedures respecting the same, or changes outside the validated level or procedure, in manufacturing procedures, component part or raw materials vendors, manufacturing sites or batch sizes), which change would reasonably be likely to affect the safety or efficacy of the API, its compliance with any and all applicable Specifications or any Regulatory Approval, without first notifying Valera of the proposed change and obtaining Valera’s approval thereof, which approval shall not be unreasonably withheld or delayed in the case of changes considered to be minor pursuant to then-current regulations of the FDA. Notwithstanding the foregoing, Valera may withhold its consent in its discretion in the case of (a) any change considered to be major pursuant to then-current regulations of the FDA or (b) any change the cost of implementation of which (including cost and expense of studies and necessary filings with Regulatory Authorities) is potentially expected to be in excess of ****** US dollars ($******). Regardless of whether the change is considered minor or major pursuant to then-current FDA regulations, Plantex shall bear the entire cost of implementing any such change including, without limitation, the expenses incurred in respect of any studies and any amendment, notification or resubmission required with respect to any and all affected Regulatory Approvals solely as a result of such change up to a maximum of ****** US dollars ($******) in out-of-pocket expenses per change; provided that Valera shall not be required to pay such costs in excess of ****** US dollars ($******) unless Valera consented to the change as set forth in this Section 3.13.

3.14	The Parties shall comply, or shall ensure compliance, with all requirements of the Technical Agreement attached to this Agreement as Exhibit B.

3.15	Plantex shall notify Valera as soon as practicable and in no event later than five (5) business days after discovery of any batch failure that would reasonably be likely to result in Plantex’s inability to meet Valera’s requested delivery dates. Plantex shall notify Valera as soon as practicable and in no event later than three (3) business days after any failure of a released batch of the API distributed to Valera.

3.16	Plantex agrees to notify Valera of any action known by Plantex brought by any Regulatory Authority in relation to the API or any of Plantex’s Manufacturing activities that would reasonably be likely to materially affect Plantex’s ability to perform its obligations hereunder.
4. DELIVERY; RISK OF LOSS
Unless agreed otherwise in writing by the Parties, API will be shipped CIP (per Incoterms 2000) to the location specified in Valera’s Purchase Order. All deliveries from Plantex will be made on or before the delivery date specified on each Firm Purchase Order or the additional purchase orders accepted and confirmed in writing by Plantex, as long as such delivery date is no less than ninety (90) days after the relevant purchase order date.
5. API WARRANTIES; ACCEPTANCE AND CLAIMS
5.1	Plantex represents and warrants that at the time of sale and shipment of API by Plantex hereunder, that such API (a) will conform to the Specifications; (b) will have been Manufactured, stored and packaged for shipment in accordance with cGMP, the requirements of all Regulatory Approvals and all other applicable laws, rules and regulations all as in effect at the time thereof; (c) will not be adulterated or misbranded within the meaning of the Federal Food, Drug and Cosmetic Act, as amended from time to time (the “Act”), or other applicable law, rule or regulation that is similar to such Act; (d) will not be an article which may not, under provisions of Sections 404, 505 of 512 of the Act, be introduced in interstate commerce; and (e) will have a shelf life of at least eighteen (18) months. THE FOREGOING WARRANTIES ARE EXCLUSIVE AND IN LIEU OF ALL OTHER WARRANTIES EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

5.2	Valera shall have the right to reject all or part of any shipment of API it orders and receives from Plantex on the ground that it fails to conform with a warranty contained in Section 5.1 herein, provided that (a) Valera delivers written notice to Plantex within sixty (60) days from the date of receipt of such shipment and (b) Plantex confirms such nonconformance in writing after having reasonable opportunity to investigate. In the event of the foregoing, Valera may return the nonconforming API in accordance with Section 5.3; otherwise, all shipments of API shall be deemed accepted by Valera. If a dispute arises as to whether the API conforms to Specifications which is not resolved within thirty (30) days of the delivery by Valera of the notice of nonconformance, then the matter (along with related samples, batch records or other evidence, as appropriate) shall be submitted to an independent testing laboratory agreed to by each of Valera and Plantex. The Parties in good faith shall select such independent testing laboratory as soon as reasonably practicable following such thirty (30) day period. The determination of the independent testing laboratory will be binding upon the Parties. If it is determined that the nonconformance is due to damage to API (x) caused by Valera or its agents or (y) that occurs subsequent to delivery of the API by Plantex, Plantex will have no liability to Valera with respect to such nonconformance and the cost of any testing and evaluation by the testing laboratory will be borne by Valera. If it is determined that the nonconformance is caused by Plantex, then Plantex will promptly replace the nonconforming API and reimburse Valera for the cost of any testing and evaluation by the testing laboratory. If it is determined that there is no nonconformance, Plantex will have no liability to Valera with respect to such alleged nonconformance and the cost of any testing and evaluation by the testing laboratory will be borne by Valera.

5.3	Plantex shall accept for return and replacement any API manufactured and supplied to Valera under this Agreement that does not conform with the warranties set forth in Section 5.1 above and for which proper notice has been given and nonconformance of which has been confirmed pursuant to Section 5.2. Except for indemnity obligations, the foregoing will be Valera’s sole remedy for claims that any shipment of API failed to comply with such warranties. It is understood that the foregoing limited remedy applies only to the failure to conform to the warranties contained in Section 5.1. All returns of API with obvious defects must be in the original manufactured condition. Plantex will pay reasonable return freight and shipping charges, but shall not assume the risk of loss in transit associated with those returns.

5.4	Valera hereby agrees that Plantex does not make nor has it made any representation whatsoever as to whether Valera should commercialize the API and, except as otherwise set forth in this Agreement, any and all use by Valera and its Affiliates of the API is and shall be Valera’s responsibility and at its sole discretion. Notwithstanding anything to the contrary contained herein, Plantex shall have the right to cease supplying API to Valera in the event Plantex is of the good faith opinion, based upon the advice of recognized patent counsel, that the supply of such API would result in a significant risk of damages being assessed against Plantex for infringement of third party patent or other intellectual property rights.
6. ADDITIONAL REPRESENTATIONS, WARRANTIES AND COVENANTS
6.1	Valera hereby represents and warrants to Plantex that (a) Valera is a corporation duly organized and existing under the laws of its jurisdiction of incorporation, (b) it has acquired as of the Effective Date and thereafter all rights to the Finished Product in the Territory and as of the Effective Date and thereafter all rights and obligations of Anthra under the Anthra Agreement have been assigned by Anthra to Valera, (c) it has the requisite authority to enter into this Agreement and to perform its obligations hereunder, (d) this Agreement is a legal, valid and binding agreement of Valera, enforceable against Valera in accordance with its terms, (e) there is no contractual or, to Valera’s knowledge, other restriction, limitation or condition applicable to Valera which might affect adversely its ability to perform hereunder, and (f) Valera, its Affiliates and any contract manufacturers are in material compliance with all laws and regulations applicable to conduct of their business.

6.2	Plantex hereby represents and warrants to Valera that (a) Plantex is a corporation organized and existing under the laws of its jurisdiction of incorporation, (b) Plantex has the corporate authority to enter into this Agreement and to perform its obligations hereunder, (c) this Agreement is a legal, valid and binding agreement of Plantex enforceable against Plantex in accordance with its terms, (d) there is no contractual or, to Plantex’s knowledge, other restriction, limitation or condition which might affect adversely its ability to perform hereunder and (e) Plantex is in material compliance with all applicable laws and regulations.

6.3	In addition to any other provision of this Agreement, both Parties shall comply with all applicable restrictions respecting the import and/or export of the API and/or of the Finished Product and/or of any other material which are now or hereafter imposed by applicable Regulatory Authorities or their governments.

6.4	The representations, warranties, covenants and undertakings contained in this Agreement are continuous in nature and shall be deemed to have been given by each Party at execution of this Agreement, at the Effective Date and at each stage of performance hereunder.

6.5	Plantex covenants that during the term of this Agreement and thereafter:

6.5.1 Plantex will not and will cause its Affiliates to not assert against Valera or any of its Affiliates or any of their respective licensees or vendors (such as contract manufacturers) involved in Valera-authorized development, Manufacture, distribution, sale or import of the API or the Finished Product in the Territory any intellectual property rights that Plantex or any Affiliate of Plantex may have or may obtain with respect to the development, Manufacture, use, distribution, sale, offer for sale or import of API in the Territory; provided that (a) such Valera-authorized development, Manufacture, use, distribution, sale, offer for sale or import is consistent with this Agreement and (b) that such covenant shall not apply with respect to API obtained from suppliers other than Plantex or an Affiliate of Plantex unless the API was obtained from another supplier as part of covering a supply failure caused by a breach of an obligation by Plantex under this Agreement or a force majeure event affecting Plantex or an Affiliate of Plantex; and

6.5.2 Plantex will not and will cause each Affiliate of Plantex that Manufactures the API to not assert against Valera or any of its Affiliates or any of their respective licensees or vendors (such as contract manufacturers) involved in Valera-authorized development, Manufacture, distribution, sale or import of the Finished Product in the Territory any intellectual property rights that Plantex or any Affiliate of Plantex that Manufactures the API may have or may obtain with respect to the development, Manufacture, use, distribution, sale, offer for sale or import of the Finished Product in the Territory; provided that (a) such Valera-authorized development, Manufacture, use, distribution, sale, offer for sale or import is consistent with this Agreement and (b) that such covenant shall not apply with respect to Finished Product Manufactured from API obtained from suppliers other than Plantex or an Affiliate of Plantex unless the API was obtained from another supplier as part of covering a supply failure caused by a breach of an obligation by Plantex under this Agreement or a force majeure event affecting Plantex or an Affiliate of Plantex. The Parties acknowledge that the only Affiliate of Plantex that currently Manufactures the API is SICOR S.r.l.
7. REGULATORY INSPECTIONS AND COMMUNICATIONS
7.1	Each Party will promptly deliver to the other Party all reports, data, information and correspondence received by it from the FDA or any other Regulatory Authority with respect to the API and any cGMP issues relating thereto. In addition, each Party will promptly deliver to the other Party any written response, information, data or correspondence delivered by it to the FDA or any other Regulatory Authority with respect to the API. Each of the Parties agrees to cooperate to the extent reasonably requested by the other in connection with any communications with the FDA or any other Regulatory Authority.
8. COMPLAINT HANDLING AND ADVERSE DRUG REACTION REPORTS
8.1	Valera shall be responsible for all adverse drug event reporting and responding to all adverse drug reports received from lay persons and/or health care professionals regarding the Finished Products.

8.2	If Valera determines, after investigating an adverse event report, that the characteristics or quality of the API supplied under this Agreement may have been a factor in the adverse event, then Valera shall notify Plantex promptly.
9. RECALLS AND WITHDRAWALS
To the extent permitted or required by law, any decision to recall, withdraw or cease distribution of any Finished Product as a result of a violation of applicable law or regulation, or because the Finished Product presents a possible safety risk, shall be made by Valera. Valera will promptly notify Plantex of any such decision to recall, withdraw or cease distribution. Valera shall indemnify and hold harmless Plantex against any and all reasonable costs and expenses which Plantex may incur as a result of any recall of Finished Products except to the extent that such recall is due to a defect in the API, in which case Plantex shall indemnify and hold harmless Valera against any and all reasonable costs and expenses which Valera may incur as a result of such recall to the extent attributable to the defective API.

10. INDEMNIFICATION AND LIMITATIONS
10.1	Plantex shall indemnify, defend, save and hold harmless Valera and each of its Affiliates and their respective officers, directors, employees and agents from and against Loss or Losses payable to third parties in connection with any and all Actions by third parties solely resulting from, or arising out of (a) any material breach of any warranty or material non-fulfillment or non-performance by Plantex of any covenant or obligation of Plantex under this Agreement or (b) any enforcement action by a Regulatory Authority relating to the API resulting from the failure by Plantex to comply with applicable laws, rules, orders or regulations. Plantex will not be liable hereunder for any Losses resulting from any settlement of any claim, litigation or proceeding effected without its consent, which consent shall not be unreasonably withheld; provided, however, that Plantex shall have no liability to Valera for any Actions or Losses to the extent that such Actions or Losses resulted from or arose out of: (i) the negligence or willful misconduct of Valera or its directors, officers, Affiliates, employees, servants, agents or any person for whose actions Valera is legally liable; (ii) a material breach by Valera of any of its representations, warranties, covenants or agreements set forth in this Agreement; or (iii) any matter for which Valera has liability to Plantex pursuant to Section 10.2.

10.2	Valera shall indemnify, defend, save and hold Plantex and each of its Affiliates and their respective officers, directors, employees and agents harmless from and against Loss or Losses payable to third parties in connection with any and all Actions by third parties resulting from, or arising out of (a) any material breach of any representation or warranty herein pertaining to Valera or material non-fulfillment or non-performance by Valera of any covenant or undertaking made herein, (b) any actual or alleged defect in any Finished Product or other product liability claim relating to any Finished Product, (c) any actual or alleged infringement (whether direct, contributory or induced) or violation of any patent, trade secret or proprietary rights of any third party arising out of the registration, importation, storage, Manufacture, use, sale and/or distribution of any Finished Product (each, a “Claim of Infringement”) or (d) any enforcement action by a Regulatory Authority relating to any Finished Product resulting from the failure by Valera to comply with applicable laws, rules, orders or regulations. Valera will not be liable hereunder for any Loss or Losses resulting from any settlement of any claim, litigation or proceeding effected without its consent, which consent shall not be unreasonably withheld; provided, however, that Valera shall have no liability to Plantex for any Actions or Losses to the extent that such Actions or Losses resulted from or arose out of: (i) the negligence or willful misconduct of Plantex or its directors, officers, Affiliates, employees, servants, agents or any person for whose actions Plantex is legally liable; (ii) a material breach by Plantex of any of its representations, warranties, covenants or agreements set forth in this Agreement; (iii) any matter for which Plantex has liability to Valera pursuant to Section 10.1; or (iv) any Claim of Infringement asserted by any Affiliate of Plantex.

10.3	The terms and conditions of Section 10 shall survive any termination or expiration of this Agreement.

10.4	Except as expressly set forth in Sections 10.1 and 10.2 above with respect to amounts payable to third parties, or liability for breach of Section 13 or willful misconduct, neither Party (nor any of their respective Affiliates) shall be responsible to the other Party for such other Party’s lost profits or incidental or consequential damages, including loss or damage to goodwill or reputation.

10.5	Upon the occurrence of an event that requires indemnification under this Agreement, the Indemnified Party will give prompt written notice to the Indemnifying Party providing reasonable details of the nature of the event and basis of the indemnity claim. The Indemnifying Party will then have the right, at its expense and with counsel of its choice, to defend, contest, or otherwise protect against any such Action. The Indemnified Party will also have the right, but not the obligation, to participate, at its own expense in the defense thereof with counsel of its choice. The Indemnified Party shall cooperate to the extent reasonably necessary to assist the Indemnifying Party in defending, contesting or otherwise protesting against any Action, provided that the reasonable cost in doing so will be paid by the Indemnifying Party. If the Indemnifying Party fails within thirty (30) days after receipt of notice to notify the Indemnified Party of its intent to defend, or to defend, contest or otherwise protect against the Action or fails to diligently continue to provide the defense after undertaking to do so, the Indemnified Party will have the right upon ten (10) days prior written notice to the Indemnifying Party to defend, settle and satisfy any Action and recover the costs of the same from the Indemnifying Party.

10.6	In the event that in determining the respective obligations of indemnification under this Section 10, it is found that the fault of the Indemnified Party or its respective Affiliates, contributes to any Losses for which the Indemnifying Party is otherwise liable hereunder, then each Party shall be responsible for that portion of the indemnifiable Losses to which its fault contributed.

10.7	Without limiting its obligations hereunder, Valera shall maintain, commencing with Launch and continuing thereafter throughout the Term, sufficient product liability insurance coverage to satisfy its obligations hereunder. Valera shall, upon request, provide to Plantex certificates of insurance, evidencing such insurance. Without limiting its obligations hereunder, Plantex shall maintain, commencing with Launch and continuing thereafter throughout the Term, sufficient product liability insurance coverage and/or self insurance to satisfy its obligations hereunder. Plantex shall, upon request, provide to Valera certificates of insurance, evidencing such insurance.
11. TERM AND TERMINATION
11.1	This Agreement shall become effective upon the Effective Date and, unless earlier terminated as provided below, shall remain in full force and effect until the tenth (10th) anniversary of the Launch Date of the Finished Product (the “Initial Term”). The Initial Term shall be automatically extended for successive terms of two (2) years (each, a “Renewal Term”) unless either Plantex or Valera provides the other with written notice of its intention not to extend the Term of this Agreement at least twelve (12) months before the expiration of the Initial Term or any Renewal Term. For purposes of this Agreement, “Term” shall refer collectively to the Initial Term and any Renewal Term, unless the context otherwise requires.

11.2	This Agreement will terminate upon the occurrence of any of the following events or conditions which termination will automatically occur where termination by a specified Party is not indicated and will occur by action of the specified Party where so indicated:
11.2.1	The expiration of the Term pursuant to the provisions of Section 11.1;

11.2.2	The breach of any representation or warranty made hereunder or the non-performance of any covenant, undertaking or any other obligation made hereunder by either Party that is not cured (a) within thirty (30) days from the date of written notice delivered to the Party in breach in the case of a payment default, and (b) within ninety (90) days from the date of written notice in all other cases, provided, however, that only the aggrieved Party may terminate this Agreement pursuant to this Section 11.2.2;

11.2.3	The mutual written agreement of the Parties to this Agreement;

11.2.4	Pursuant to the provisions of Section 12;

11.2.5	The filing of a bankruptcy petition by or against Plantex or Valera or the appointment of a receiver for the assets or business of Plantex or Valera that is not dismissed within sixty (60) days from the date of such filing or appointment; and

11.2.6	The failure by Valera to obtain Regulatory Approval prior to June 30, 2007.
11.3	Upon termination of this Agreement, all rights and obligations under this Agreement will cease to exist except for (a) the payment of unpaid invoices due, (b) the rights and obligations of the Parties under Sections 6.5, 10, 13.1-13.5 and 14.10 of this Agreement, and (c) any other term or condition that by its term survives termination.

11.4	The Parties hereby agree that upon the Effective Date this Agreement shall supersede the Anthra Agreement and that the Anthra Agreement shall be null and void. Plantex shall cause its Affiliate, Genchem Pharma Ltd., to carry out any actions necessary to annul the Anthra Agreement, including signing a letter of termination in the form attached hereto as Schedule II. The Parties agree that no claims exist between themselves or their Affiliates arising out of or relating to the Anthra Agreement and to the extent such claims do exist, they are hereby forever and irrevocably released.
12. FORCE MAJEURE
Except for the obligation of Plantex or Valera to make payments to the other pursuant to this Agreement (that will not be deferred or extended for any reason), neither Plantex nor Valera will be responsible to the other for any failure to perform or delay in performing if the failure or delay is due to any strike, riot, civil commotion, sabotage, embargo, war, action or inaction of any governmental body (including any Regulatory Authority) or act of God or other cause beyond its reasonable control. Notwithstanding the foregoing, if any delay in the performance by either Party of its obligations under this Agreement shall continue for a period of ninety (90) days or more, then the Party not suffering the force majeure event may terminate this Agreement by written notice to the other Party and each of Plantex and Valera shall be relieved from all duties and obligations under this Agreement, except those duties and obligations accruing prior to such termination.

13. CONFIDENTIALITY
13.1	In carrying out the terms of this Agreement it may be necessary that one Party disclose to the other certain information, which is considered by the disclosing Party to be proprietary and of a confidential nature. As used herein “Confidential Information” means any and all information, know-how and data, technical or non-technical, concerning any finished drug product or active pharmaceutical ingredient, its manufacture, marketing and sale, that is disclosed under this Agreement as set forth below and that Valera or Plantex, as the case may be, considers to be and treats as proprietary and confidential. Confidential Information includes, but shall not be limited to plans, processes, compositions, formulations, specifications, samples, systems, techniques, analyses, production and quality control data, testing data, marketing and financial data, and such other information or data relating to any finished drug product or active pharmaceutical ingredient, or its manufacture, marketing or sale.

13.2	The recipient of any Confidential Information shall not use it for any purpose other than for purposes of performing its obligations under this Agreement or enjoying its rights under this Agreement. The Party receiving any Confidential Information will divulge it only to those of its officers, directors, employees, advisors and Affiliates (and such Affiliates’ officers, directors, employees and advisors) and Regulatory Authorities who have a need to know it as a part of the receiving Party’s obligations hereunder or as part of the normal process of obtaining and maintaining Regulatory Approvals and said officers, directors, employees, advisors and Affiliates (and such Affiliates’ officers, directors, employees and advisors) shall hold the information in confidence pursuant to this Agreement. The recipient of any Confidential Information shall not disclose it to any third party, except as otherwise contemplated in this subsection, without the prior written consent of the disclosing Party.

13.3	The obligations of confidentiality as provided herein will terminate seven (7) years from the expiration or termination of this Agreement and will impose no obligation upon the recipient of any Confidential Information with respect to any portion of the received information that (a) was known to or in the possession of the recipient prior to the disclosure; or (b) is or becomes publicly known through no fault attributable to the recipient; or (c) is provided to the recipient from a source independent of the disclosing Party that is not subject to a confidential or fiduciary relationship with the disclosing Party concerning the information as demonstrated by the recipient by written evidence; or (d) is generated by the recipient independently of any disclosure from the disclosing Party as demonstrated by the recipient by written evidence; or (e) is required by law to be disclosed to government officials who shall be informed of the confidential nature of such information.

13.4	Upon expiration or earlier termination of this Agreement, the recipient of any Confidential Information shall, as the disclosing Party may direct in writing, either destroy or return to the disclosing Party all Confidential Information disclosed together with all copies thereof, provided, however, the recipient may retain one archival copy thereof for the purpose of determining any continuing obligations of confidentiality.

13.5	The terms of this Section 13 (except for Section 13.6 below) will survive termination or expiration of this Agreement.

13.6	All publicity, press releases and other announcements relating to this Agreement or the transactions contemplated hereby shall be reviewed in advance by, and shall be subject to the approval of, both Parties. Each Party responding to a request for such approval shall respond to the requesting Party in writing within five (5) days of such request.
14. GENERAL PROVISIONS
14.1	This Agreement shall be binding upon each of the Parties hereto and each of their respective successors and assigns, if any.

14.2	Neither Party may assign any of its rights or obligations under this Agreement without the prior written consent of the other Party, which consent may not be unreasonably withheld or delayed. Such consent may be conditioned upon the agreement of the assigning Party to remain primarily liable for performance of all obligations of the assignee. Notwithstanding the foregoing, a Party may assign all of its rights and obligations under this Agreement to an Affiliate of a Party or to the successor of the business of the Party related to this Agreement (whether by merger, sale of stock, sale of assets or otherwise) without the consent of the other Party; provided that the successor is bound to the obligations of the assigning Party either by operation of law or pursuant to a written agreement in form and substance reasonably acceptable to the other Party. Any attempt to assign this Agreement in violation of the provisions set forth herein will be deemed a default by the assigning Party under this Agreement and null and void.

14.3	Any notice, request, instruction or other communication required or permitted to be given under this Agreement must be in writing and must be given by sending the notice properly addressed to the other Party’s address shown below (or any other address as either Party may indicate by notice in writing to the other from time to time) (a) by hand or by prepaid registered or certified mail, return receipt requested, (b) via telecopy, facsimile or telegram, or (c) via nationally recognized overnight courier.

If to Plantex:	Plantex USA Inc.
2 University Plaza, Suite 305
Hackensack, NJ 07601
Attention: President
Fax Number: 201-343-3833

with a copy to:	Plantex USA Inc.
2 University Plaza, Suite 305
Hackensack, NJ 07601
Attention: General Counsel
Fax Number: 215-293-6499

If to Valera:	Valera Pharmaceuticals, Inc.
7 Clarke Drive
Cranbury, NJ 08512
Attention: President
Fax Number: 609-409-1650
All such notices shall be deemed given when received.

14.4	Except to the extent required by law or deemed appropriate by legal counsel to comply with securities laws, including the furnishing of a press release and the filing of such documents and information with the U.S. Securities and Exchange Commission as may be required by federal securities laws and the filing of any report, statement or document required by any other federal or state regulatory body or in connection with a due diligence investigation of the Party as part of a proposed acquisition, disposition or financing transaction, neither Plantex nor Valera will publish, disclose or otherwise announce the existence of this Agreement or the terms hereof without the consent of the other Party, which consent will not be unreasonably withheld.

14.5	Either Party’s failure to terminate or seek redress for a breach of, or to insist upon strict performance of any term, covenant, condition or provision contained in this Agreement will not prevent a similar subsequent act from constituting a breach of this Agreement.

14.6	This Agreement will be governed and construed in accordance with the laws of the State of New Jersey, except for its conflict of law provisions.

14.7	Plantex and Valera will at all times act as independent parties without the right or authority to bind the other with respect to any agreement, representation or warranty made with or to any third party.

14.8	This Agreement contains the entire and only agreement between the Parties with respect to the Manufacture and sale of the API and no oral statements or representations or written matter not contained in this Agreement will have any force or effect. This Agreement may not be amended or modified in any way except by writing executed by authorized representatives of both Parties.

14.9	If any portion of this Agreement is determined to be illegal or otherwise unenforceable by agreement of the Parties, by an arbitrator, by a court of competent jurisdiction or by an administrative agency of competent jurisdiction, that section, to the extent permitted by law, shall be treated as deleted from this Agreement and the remaining portions of this Agreement will continue to be in full force and effect according to the terms hereof.

14.10	Nothing contained in this Agreement shall be deemed to constitute a grant to either Party of any license or other right under patents, designs, copyrights or other industrial or intellectual property rights, now or hereafter belonging to the other Party.

14.11	This Agreement may be executed in one or more counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement.

14.12	It is hereby acknowledged that the manufacturer of the API (provided such manufacturer is an Affiliate of Plantex) is intended to be a third party beneficiary hereunder such that all representations and covenants of Valera and its Affiliates contained in this Agreement shall also inure to the benefit of such manufacturer of API.
(signature page follows)

     IN WITNESS WHEREOF, the Parties have executed this Agreement as of May ___, 2006.

PLANTEX USA, INC.		VALERA PHARMACEUTICALS, INC.

By:	/s/ Erez Israeli	By:	/s/ Matthew Rue
Name:	Erez Israeli	Name:	Matthew Rue
Title: Date:	VP Marketing 5/18/06	Title: Date:	VP Marketing 5/16/06

By: Name: Title: Date:	/s/ Cheryl Bohnel Cheryl Bohnel Corp. Sec/Dir-Acctg 5/18/06

Schedule I
Specifications
The Specifications are attached to this Schedule I.
Valera acknowledges that Plantex desires to adjust the Specifications for the production batches of the API to be supplied under this Agreement. Plantex shall provide the proposed adjusted Specifications to Valera for review and approval, which approval shall not be unreasonably withheld if: (a) each Regulatory Authority approves the change without requiring any testing other than laboratory testing, (b) Plantex bears the entire cost of any laboratory work and the preparation and filing of any and all submissions with each Regulatory Authority, the U.S. Pharmacopeia and other similar entities necessary to update the DMF and the USP monograph and (c) such change shall not introduce any delay in making the production batches available to Valera. Once approved by Valera, the adjusted Specifications shall not be changed except in accordance with Section 3.13 of the Agreement.

Specifications
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Schedule II
Form Letter of Termination of the Anthra Agreement
Genchem Pharma Ltd. (“Genchem”) and Valera Pharmaceuticals, Inc. (“Valera”), as successor to Anthra Pharmaceuticals, Inc.’s (“Anthra”) rights under the Supply Agreement entered into between Anthra and Genchem on September 11, 1997 (the “Supply Agreement”), hereby terminate the Supply Agreement and determine that the Supply Agreement is null and void. Genchem and Valera further agree that no claims exist between them arising out of or relating to the Supply Agreement and no such claims shall be addressed and to the extent any such claims exist, they are hereby forever and irrevocably released.

[Valera]	[Genchem]

EXHIBIT A
QUALIFICATIONS
Further to Section 3.12 to the Agreement, the scope of Valera’s qualification audit shall include but not necessarily limited to the following:
Valera personnel or their representatives will have the right to inspect those areas of the facility used in the synthesis, purification and storage of the API and critical intermediates. The inspection will include the equipment used in the process and the utilities needed to support the equipment. In addition, all standard operating procedures as well as cleaning, maintenance and calibration records for the relevant equipment may be requested for inspection. Valera will have the right to review any proposed changes to the facility, equipment or process that may directly impact the manufacture the API or materially affect the filed Drug Master File (DMF).
Valera will have the right to review (but not remove) all production records for valrubicin and its precursors including master batch record (MBR), outputs from monitoring or control equipment (e.g. temperature charts), release results for raw materials and sampling and in-process test results. Valera will have the right to inspect all quality control and analytical results that pertain to the testing and release of the API. In addition, Valera will have the right to review all quality assurance reports, personnel training records as permitted by law and related documentation that are required to maintain a compliant operation for the production of the API.
Valera will have the right to review any reports resulting from a governmental agency or regulatory body’s inspection of Sicor’s facility at Santhia, as well as the company’s response, if and when such inspections and or reports could result in any interruption or loss of supply of API or could otherwise materially affect Sicor’s ability to operate as a safe and compliant manufacturing site for the API. Valera will be notified of all regulatory reportable changes to the DMF prior to implementation.

EXHIBIT B
TECHNICAL AGREEMENT
See Attached

API TECHNICAL AGREEMENT
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